FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  10 September 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)
10

September
 2008

Court
confirms the
Capital Reduction

Signet Group p
lc
 (the 'Company')
,
the world's largest speciality retail jeweller
, announces that
 earlier today the C
ourt
confirmed

the reduction of capital
as part of the Scheme of Arrangement
to
effect the change of domicile of the parent company of the Signet group of companies (the 'Signet Group') to Bermuda and the move of the parent company of the Signet Group's primary listing from the London Stock Exchange to the NYSE.

In order for the Scheme
of Arrangement
to become effective the Scheme Court Order and Reduction Court
Order
must be delivered to the
R
egistrar of
C
ompanies (the 'Registrar') and the Reduction Court Order must be registered by the Registrar.
This is expected to occur, and
the Scheme
 of Arrangement
is expected to become effective
,
 on 11 September 2008.

An a
pplication has been made
to cancel both the
 listing of
the Company's ordinary shares
 on the Official List and their admission to trading on the L ondon
S
tock
E
xchange
's main market for listed securities
in each case
 with effect from
 8.00 a.m.
(London time)
on
 11 September 2008. It is also expected that the Signet Jewelers Limited Shares to be issued under the Scheme of Arrangement
will be listed on the NYSE
with effect from the opening of business in New York
and

listed on the Official List (by way of secondary listing) and admitted to trading on the L ondon
S
tock
E
xchange
's main market for listed securities with effect from
 8.00 a.m., in each case on
 11 September 2008.

The current listing of Signet American Depositary Shares on the NYSE is intended to be cancelled simultaneously with the commencement of dealings of the Signet Jewelers Limited Shares on the NYSE.

Terms defined in the
c
ircular
sent to the Company's shareholders on 24 July 2008 (the 'Scheme Circular')
shall have the same meaning in this announcement.

Enquiries:

Brunswick Group
Jonathan Glass	+44 (0) 20 7404 5959

Lazard & Co., Limited
William Rucker	+44 (0) 20 7187 2000
Paul Gismondi	+44 (0) 20 7187 2000

The Scheme Circular is available on the Company's website at www.signetgroupplc.com.

The
Signet
Group operated 1,9
73
 speciality retail jewellery stores at
2 August
 2008; these included 1,4
14
 stores in the US, where the
 Signet
 Group trades as 'Kay Jewelers', 'Jared The Galleria Of Jewelry' and under a number of regional names. At that date the
Signet
Group operated 559 stores in the UK, where the
Signet
Group trades as 'H.Samuel', 'Ernest Jones' and 'Leslie Davis'. Further information on the Company is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the
Signet
Group operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the
Signet
Group, the reputation of the
Signet
Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the
 Signet
 Group's business, financial market risk and risks and uncertainties relating to the Proposal (including, but not limited to, risks and uncertainties relating to implementation of the Proposal, market price, future sales, dilution and transferability of Signet Jewelers Limited common shares, secondary listing, changes in tax treatment, takeover protections, and more extensive US regulation of Signet Jewelers Limited).

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the 'Risk and other factors' section of the Company's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the 'Risk factors' section of the Scheme Circular, and other filings with and submissions to the SEC made by the Company. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

Documents relating to the Proposal, including the Scheme Circular have been and will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the Proposal if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other submissions and filings containing information about the Company, from the SEC's website at www.sec.gov. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:   10 September 2008